Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of forty-five cents ($0.45) Canadian per share on the issued and outstanding Common shares and forty-five cents ($0.45) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on October 1, 2008 to holders of record at the close of business on September 10, 2008.

By order of the Board

Audrey Ho

Senior Vice President

General Counsel and Corporate Secretary

Vancouver, British Columbia

August 6, 2008

Contact: Investor Relations, (604) 643-4113, ir@telus.com